Mail Stop 3561

March 13, 2008

Mr. Jay Rifkin
Chief Executive Officer
Digicorp, Inc.
4143 Glencoe Avenue
Marina Del Ray, CA 90292

      Re: **Digicorp, Inc.**
              Form 10-KSB for the Fiscal Year Ended December 31, 2005
              File No. 000-33067

Dear Mr. Rifkin:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

              Sincerely,

              Tia Jenkins
              Senior Assistant Chief Accountant
              Office of Beverages, Apparel and
              Health Care Services